August 19, 2016

Dear Fellow Shareholder:

On behalf of Amarc’s Board of Directors, and in anticipation of the upcoming Annual General Meeting ("AGM") on September 15, 2016, I am pleased to provide you with a review of our activities over the past year and our expectations for the year ahead. Additional information can be found within the Company’s year-end financial statements, which are available at www.sedar.com or www.amarcresources.com.

Please find enclosed proxy materials containing information pertinent to the business to be addressed at the AGM, along with a description of the Company, its Directors and related matters. Should you have questions concerning the proxy materials, please contact our Investor Relations department at 1– 800–667–2114 or by email at info@hdimining.com.

Over the past 12 months, the Amarc team has continued its work to position the Company to capitalize on improving market conditions, and efficiently advance the new IKE porphyry copper discovery and surrounding district. Importantly, we have brought on board a strong funding partner in Thompson Creek Metals Company Inc. With Amarc as operator, guided by an excellent relationship with our partners at Thompson Creek, significant advancements are being made at the IKE Project. As 2016 exploration activities at IKE are now fully underway, Amarc is drawing on the considerable success, expertise and knowledge of its team to assess other porphyry copper-gold and copper-molybdenum properties in British Columbia, with the goal of expanding the Company’s portfolio of high-quality mineral prospects.

Since February 2016, Canada’s junior exploration companies have started to find increased support among investors. Last year, the S&P/TSX Venture composite index was down more than 75% from 2011; year-on-year the market has now recovered by approximately 30%. Although copper is not yet performing as well as precious metals, it has held its ground in 2016 – halting the steady decline in price over the past five years. In addition, the medium to longer-term fundamentals for copper remain strong.

Given the cutbacks in exploration spending imposed by many major producers, and the disastrous financial markets that junior companies have endured in recent years, new high-calibre copper discoveries are in short supply. As a result, Amarc believes deposits like IKE will be highly valued and sought after as markets continue to rebound in months ahead. About two-thirds of the world’s copper is now mined from porphyry copper deposits like IKE.

Copper’s physical attributes include superior electrical conductivity, corrosion resistance, structural capability and efficient heat transfer. Copper was important to early humans and continues to be a material of choice for a variety of domestic, industrial and high-technology applications today. It is also a metal of the future, as a driver behind increased energy efficiencies and an integral ingredient in the manufacture of electric vehicles and clean energy infrastructure providing a greener, more sustainable future.

Amarc has advanced on a number of fronts to build the value of IKE over the past year. The agreement struck with Thompson Creek last fall, whereby the US-based miner can earn up to a 50% interest in IKE by (among other things) funding $15 million of expenditures for an initial 30% interest and completing a feasibility study for an additional 20% interest, avoided significant dilution to the Company while ensuring the project continued to advance. By the end of 2016 it is expected that Thompson Creek will have funded $6 million of expenditures. Importantly, Amarc has retained a co-expenditure right, whereby it can fund additional expenditures (up to $16 million of which can be recouped from Thompson Creek to the 50% earn-in point) to ensure that exploration and development of the IKE discovery and district can proceed as efficiently as possible. We have also succeeded in simplifying all underlying agreements over a large part of the district tenure so that a 100% interest in the entire property can be acquired in future, clear of any royalties.

Amarc Resources Ltd. 15th Floor - 1040 W. Georgia Street Vancouver BC V6E 4H1 Canada T 604.684.6365 | TF 1.800.667.2114 | F 604.684.8092 amarcresources.com

The IKE porphyry copper discovery continues to expand and prove itself as a superior mineral project attracting attention from across the sector. Drilling to date has encountered long, continuous intercepts over an area of some 1.2 km east-west by 1 km north-south, and to 500 m in depth, with grades that compare favourably with many active British Columbia porphyry copper mines. The IKE deposit area also remains open to expansion laterally and to depth. This year, Amarc has one drill rig on-site to complete holes that will further test both the southern extension of IKE, and explore a previously untested deposit-target located some 800 m west of the IKE deposit.

While previous exploration teams carried out some limited regional investigations in the past, Amarc, having consolidated the district tenure, is now conducting the first comprehensive geological mapping of the entire IKE district – as well as completing geochemical and geophysical surveys over a number of important-scale porphyry copper-gold and copper-molybdenum-silver±gold deposit targets proximal to IKE. The team will fully integrate this new information with other available data in order to establish additional high-quality mineral targets for drill testing next year. Deposit targets being evaluated within the district this year include Mad Major, Rowbottom, OMG, Empress and Buzzer.

The Mad Major and Rowbottom copper-molybdenum porphyry occurrences are known to share several encouraging characteristics with IKE. Of particular note at Mad Major is the strong historical copper-in-soil geochemical anomaly that measures some two km by two km and is not closed off. This is in addition to a partially co-incident, two-plus km strong copper-molybdenum talus fines geochemical anomaly defined by Amarc in 2015, which also remains open to expansion. While at Rowbottom, limited historical drilling in a largely covered area has returned copper equivalent grades similar to those being mined and milled in British Columbia today, over the entire length (±70 m) of a number of drill holes. At the OMG zone, historical geophysical and geochemical survey results suggest a potentially extensive mineralized system. At Empress, a historical resource estimate indicates 10 Mt @ 0.61% Cu and 0.79 g/t Au1, while historical drilling at Buzzer has returned interesting intercepts, including approximately 137 metres @ 0.35% Cu, 0.14g/t Au, 4.9g/t Ag and 0.01% Mo (0.44% copper equivalent (CuEQ2)), including 65 metres at 0.34% Cu, 0.18g/t Au, 6.2g/t Ag and 0.02% Mo (0.60% CuEQ).

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1 A historical estimate of about 10 million tonnes grading 0.61% Cu and 0.79 g/t Au was reported in 1991 for Empress. It is not categorized as prescribed by National Instrument 43-101. A qualified person has not done sufficient work to classify the historical estimate as a current mineral resource or mineral reserve, so it should not be relied upon. Amarc is not treating the historical estimate as current.

2 Copper equivalent (CuEQ) calculations use metal prices: Cu US$2.25/lb, Au US$1,100/oz, Mo US$8.00/lb and Ag US$17.00/oz. Metallurgical recoveries and net smelter returns are assumed to be 100%.

Amarc Resources Ltd. 15th Floor - 1040 W. Georgia Street Vancouver BC V6E 4H1 Canada T 604.684.6365 | TF 1.800.667.2114 | F 604.684.8092 amarcresources.com

As field programs progress this year, management has growing confidence that IKE has the potential to become one of British Columbia’s great porphyry mines. We are also extremely excited about the district play and the large number of high-quality exploration targets clustered in a region in which we have assembled a large tenure position on favourable terms. As metal commodity prices and financial market conditions for junior mining companies continue to improve, we believe the Company and its shareholders will find themselves in a very enviable position.

Of course, Amarc remains committed to working constructively with governments, stakeholders and First Nations towards the responsible development of the IKE project, while contributing to the sustainable development of local communities. Work programs are planned to achieve high levels of environmental performance and local benefits, including providing opportunities for employment, contracting and training for local people. We believe that the best projects are always advanced in an atmosphere of openness, constructive discussions and mutual respect from all interested parties.

I would like to sincerely thank Amarc shareholders for their continued support and confidence in the management team during these challenging times. That support, and the insight, hard work, dedication and determination of our team and our Directors are fundamental to our success now and as we move forward.

As a fellow shareholder, I am truly excited about the IKE project, our many high-value district targets and potential future acquisitions, and believe our focused initiatives have the potential to deliver significant value growth in the months and years ahead. The upcoming Annual General Meeting will provide a wonderful opportunity to discuss the work the Company has completed over the past year and to share details of our plans moving forward.

I hope you will be able to join us and look forward to speaking with you then. If you are unable to attend, please take the time to complete and return your proxy.

The AGM will be held on Thursday, September 15, 2016 at 2:00 PM (Pacific Time) at the Company’s head office on the 15th floor - 1040 West Georgia St., Vancouver, BC, Canada.

Yours truly,

Diane Nicolson

Diane Nicolson
President

Qualified Person as Defined Under National Instrument 43-101

Mark Rebagliati, P. Eng., a Qualified Person as defined under National Instrument 43-101, has reviewed and approved the technical content of this letter.

Amarc Resources Ltd. 15th Floor - 1040 W. Georgia Street Vancouver BC V6E 4H1 Canada T 604.684.6365 | TF 1.800.667.2114 | F 604.684.8092 amarcresources.com